Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

MEDNAX, INC.

1. The name of the corporation is Mednax, Inc. (the “Corporation”).

2. The Board of Directors of the Corporation by a resolution passed on November 20, 2013 delegated to the Executive Committee of the Corporation (the “Executive Committee”) the authority to approve a two-for-one division of the Corporation’s issued and outstanding Common Stock, $.01 par value per share (the “Common Stock”), and in connection therewith, approve an amendment to the Amended and Restated Articles of Incorporation of the Corporation to increase the number of authorized shares of the Corporation’s Common Stock in order to effectuate the Common Stock division.

3. In accordance with the provisions of Section 607.10025 of the Florida Business Corporation Act, on December 4, 2013, the Executive Committee approved a two-for-one division of the Common Stock and, in connection therewith, an amendment to the Amended and Restated Articles of Incorporation of the Corporation to increase the number of authorized shares of the Corporation’s Common Stock to 200,000,000; no shareholder action was required in connection therewith in accordance with Section 607.10025(2) of the Florida Business Corporation Act.

4. The amendment to the Amended and Restated Articles of Incorporation of the Corporation being effected hereby does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and does not result in the percentage of authorized shares that remain unissued after the division exceeding the percentage of authorized shares that were unissued before the division.

5. The Common Stock is the class of shares subject to the division. Upon the effective date of the division, the 100,000,000 shares of Common Stock that the Corporation was authorized to issue prior to the division are to be divided into 200,000,000 shares of Common Stock and each share of Common Stock issued and outstanding immediately prior to the division shall be divided into two shares of Common Stock.

6. The amendment to the Amended and Restated Articles of Incorporation of the Corporation as approved by the Executive Committee and as effected hereby, is that the text of the first paragraph under Article VI of the Amended and Restated Articles of Incorporation of the Corporation is hereby amended, effective as of the Effective Time (as defined below), in its entirety to read as follows:

“The aggregate number of shares of all classes of capital stock which this Corporation shall have authority to issue is 201,000,000, consisting of (i) 200,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). Effective automatically as of 5:00 P.M., Eastern Time, on December 19, 2013, each issued and outstanding share of the Corporation’s

Common Stock, par value $0.01 per share, shall be divided into two (2) validly issued, fully paid and non-assessable shares of Common Stock reflecting a two (2) for one (1) stock split.”

7. This amendment shall become effective at 5:00 P.M., Eastern Time, on December 19, 2013 (the “Effective Time”).

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IN WITNESS WHEREOF, the undersigned duly-authorized officer of the Corporation has executed these Articles of Amendment as of December 11, 2013.

MEDNAX, INC.

By:	/s/ Dominic J. Andreano
Name:	Dominic J. Andreano
Title:	Senior Vice President, General Counsel and Secretary